CHARTER FOR THE COMPENSATION COMMITTEE

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Adopted by Electrameccanica Vehicles Corp. Board of Directors on this ____ day of December 2017.

CHARTER FOR THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF
ELECTRAMECCANICA VEHICLES CORP.

PURPOSE:

The Compensation Committee of the Board of Directors (“the Board) of Electrameccanica Vehicles Corp. (the “Corporation”) is established pursuant to this charter. The purpose of the Compensation Committee is to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Corporation, including stock compensation and loans, and all bonus and stock compensation to all employees.

The Compensation Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board may from time to time prescribe.

MEMBERSHIP:

The Compensation Committee shall consist of at least two (2) members of the Board, all of whom shall be independent directors in accordance with Rule 5605 (d) of the NASDAQ OMX Group Company Guide. A majority of the Board will appoint the members of the Compensation Committee. No member of the Compensation Committee shall be removed except by a majority vote of the independent directors then in office.

RESPONSIBILITIES:

The responsibilities and duties of the Compensation Committee shall include:

1. To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer ("CEO"), evaluate at least annually the CEO's performance considering those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee may consider the Corporation's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years.

2. Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Corporation, and such other officers of the Corporation as directed by the Board.

3. Reviewing and making recommendations to the Board regarding all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Corporation.

4. Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Corporation's employees and the criteria by which bonuses to the Corporation's employees are determined.

5. Acting as Administrator any Stock Option Plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Corporation. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board, grant stock options or stock purchase rights to individuals eligible for such grants and amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance hereunder.

6. Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Corporation for the provision of compensation to employees of, directors of and consultants to the Corporation.

7. Preparing a report (to be included in the Corporation's proxy statement) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Corporation's performance; and (c) the Compensation Committee's executive compensation policies applicable to executive officers.

8. Authorizing the repurchase of shares from terminated employees pursuant to applicable law.

If applicable, the Compensation Committee shall consider the results of the most recent stockholder advisory vote on executive compensation required by Section 14A of the Exchange Act in its recommendations and decisions.

MEETINGS:

It is anticipated that the Compensation Committee will meet at least two times each year. However, the Compensation Committee may establish its own schedule, which it will provide to the Board in advance. At a minimum of one of such meetings annually, the Compensation Committee will consider stock plans, performance goals and incentive awards, and the overall coverage and composition of the compensation package. The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Compensation Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate.

The Compensation Committee may invite such members of management to its meetings as it deems appropriate. However, the Compensation Committee shall meet regularly without such members present, and in all cases the CEO and any other such officers shall not be present at meetings at which their compensation or performance is discussed or determined.

REPORTS:

The Compensation Committee will provide written reports to the Board of the Corporation regarding recommendations of the Compensation Committee submitted to the Board for action, and copies of the written minutes of its meetings.

EVALUATION OF COMMITTEE PERFORMANCE:

The Compensation Committee shall on an annual basis, evaluate its performance under this Charter. The Compensation Committee shall address all matters that the Board of Directors considers relevant to its performance. The Compensation Committee shall deliver a report setting forth the results of its evaluation, including any recommended amendments to this Charter and any recommended changes to the Board’s or the Corporation’s policies or procedures.

COMMITTEE RESOURCES:

The Compensation Committee shall have the authority to obtain advice and seek assistance from internal and external legal, accounting, and other advisors. The Compensation Committee shall have sole authority to retain and terminate any compensation consultant to be used to evaluate director or officer compensation, including sole authority to approve the consulting firm’s fee and retention terms.